Mail Stop 3561

April 25, 2007

Dennis H. Johnston
Placer Del Mar, Ltd.
302 Washington St. #351
San Diego, CA 92103

> **RE:** **Placer Del Mar, Ltd.**
> **Registration Statement on Form SB-2**
> **File No. 333-127736**
> **Amendment Filed: April 10, 2007**

Dear Mr. Johnston:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide currently dated consents (i.e. for audit reports) and an accountant's awareness letter (i.e. for review report) in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, F-12

2. We note the revisions to the audit report in response to our prior comment three. However, we note that the year ("**2006**") in the cumulative period ended thru "June 30, **2006**" has been omitted from the opinion (third) paragraph of the report. Your audit report currently presents the cumulative period ended as "June 30, **200**." Please direct your auditor to revise the report accordingly.

3. Please direct your auditor to remove the "revised" indication from the audit report date. If subsequent events occurred after the original date of the auditor's report that requires adjustments of the financial statements or disclosures in the financial statements, the audit report should be "updated" or "dual dated" as appropriate. Refer to Sections 561 and 530.05 of the Codification of Statements on Auditing Standards.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Pam Howell, who supervised the review of your filing, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies